Exhibit 99.1

Volvo Receives Order For 700 City Buses To Shanghai

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 3, 2007--Volvo Buses (NASDAQ:VOLV) (STO:VOLVA) has received an order for 700 city buses to Shanghai. China has enacted more restrictive environmental legislation and these are the first city buses with engines that meet the Euro III emission standard.

In 2005, Sunwin Bus, Volvo Buses' joint-venture company in Shanghai, signed a framework agreement for delivery of 2,000 city buses to the Shanghai Bashi Industrial Co Ltd and 1,300 of these buses were delivered during 2006.

Bashi has now signed a contract for the remaining 700 buses, comprising the Volvo B6R and Volvo B7R models. The deliveries will be made during the first half of 2007, starting in January.

China follows the rules set in European legislation with regard to emissions. The country started later, but is enacting the new emission steps at a more rapid pace that was the case in Europe. The buses now being delivered are the first with engines that meet the Euro III standard, the emissions step that applied in Europe as recently as the past autumn.

The chassis will be delivered as kits from Volvo Buses' plant in Boras, Sweden. They are then assembled at the Sunwin Bus plant in Shanghai, where the bodies are also manufactured.

When the buses in this order are delivered, there will be more 4,000 Volvo buses rolling in Shanghai.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Bus Corporation
Per-Martin Johansson, +46 31 322 52 00
Press Officer
per-martin.johansson@volvo.com